

August 18, 2021

Ware Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, Suite 500
Cleveland, Ohio 44131

> **Re: CBIZ, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **File No. 001-32961**

Dear Mr. Grove:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 7. Management's Discussion and Analysis
Operating Practice Groups, page 25

1. We note your presentation and discussion of operating results for your individual "Operating Practice Groups." When presenting segment measures within MD&A, please separately discuss the reconciling items on a consolidated level, or discuss the reconciling items specific to each particular segment. Refer to Question 104.02 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") on Non-GAAP Financial Measures.

2. Please provide a discussion of segment profitability that is consistent with your ASC 280 disclosure. In this regard, we note the measure of segment results presented in MD&A in the Form 10-K for the period ended December 31, 2020 appears to be gross margin; however, per Footnote 21, performance of the practice groups is evaluated on operating income. We also note in Footnote 12 in the Form 10-Q for the interim period ended

June 30, 2021 that performance of the practice groups is evaluated on income (loss) from continuing operations before income tax expense (benefit). Please advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services